Nicole Brookshire

+1 617 937 2357

nbrookshire@cooley.com

February 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Scott Anderegg
Dietrich King

Re:	ACV Auctions Inc.
Draft Registration Statement on Form S-1
Submitted January 21, 2021
CIK No. 0001637873

Ladies and Gentlemen:

On behalf of ACV Auctions Inc. (the “Company”), we are submitting this response letter in response to the comment letter, dated January 28, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on January 21, 2020. We are also electronically transmitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2) that reflects changes in response to the Staff’s comments, as well as other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in DRS Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

To provide investors with context regarding how you generate revenues, please amend the disclosure in your Prospectus Summary to clearly state that Marketplace GMV does not represent revenue earned by you, as you disclose on page 65.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of DRS Amendment No. 2.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

U.S. Securities and Exchange Commission

February 10, 2021

Page Two

Our Opportunity, page 3

2.

We note your response to comment 2, and your amended disclosure on page 3, including that you “are actively assessing whether to expand internationally and various expansion modes, including organic growth, partnerships and acquisitions[, and] are initially focused on expansion into Canada.” Please disclose the timing of your intended expansion into Canada, if estimable at this time. If you have not yet determined whether you will expand internationally at this time, and are unable to estimate when you expect to do so, please tell us why you believe this information would nevertheless be material to investors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 90 of DRS Amendment No. 2.

Impact of COVID-19 on Our Business, page 62.

3.

We note your disclosures that “[the] initial negative disruption began to subside in May 2020 as the demand for used vehicles on a national level began to outpace supply, leading to higher used vehicle valuations and a higher percentage of successful auctions, and as dealers and commercial partners looked to an online marketplace to transact remotely.” Please update your disclosure to describe the impact of the COVID-19 pandemic on your business during the third and, if now known, fourth quarters of 2020. In doing so, please address the degree to which stay-at-home orders and other COVID-19-related mandates impacted your business, and whether management believes any increased demand may continue in future periods if the COVID-19 pandemic and related restrictions subside. Please make conforming changes to your filing, including to your risk factor disclosure, as applicable.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 63 and 64 of DRS Amendment No. 2.

Attractive Unit Economics and Cohort Trends, page 64

4.

We note your amended disclosure that “[a]s our territories mature and scale, territory-level economics tend to improve driven by more cost-efficient operations and greater customer affinity for our offerings,” but it does not appear that you intend to include a chart or narrative disclosure presenting costs per cohort over time. In this regard, we note your disclosure that you will include a chart showing auction expenses incurred in the 12 months ended December 31, 2020 across three individual territories launched in different years, but we were unable to find any costs per cohort data in your cohort presentation. Please tell us why you have determined not to include cost per cohort data, or amend your cohort presentation to include a discussion of the same.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 of DRS Amendment No. 2.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

U.S. Securities and Exchange Commission

February 10, 2021

Page Three

Marketplace Participants Exhibit Increasing Engagement and Spend over Time, page 64

5.

It appears that your pre-2017 cohort may not be comparable to the other cohorts presented in your graphics on page 65. In this regard, each of the 2017, 2018, and 2019 cohorts include one year of data, while the pre-2017 cohort appears to include data from approximately three years, 2014-2016. Please amend your disclosure to dis-aggregate the pre-2017 cohort, or remove the pre-2017 cohort from your presentation. Alternatively, please tell us why you believe it is appropriate to include this cohort in your presentation.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes it is appropriate to include the pre-2017 cohort in the presentation as the Company does not believe disaggregating the cohort into individual years would be meaningful to investors. The Company was incorporated in December 2014 and did not begin transacting vehicles until 2015. The pre-2017 Cohort therefore includes active buyers and sellers, respectively, who completed their first auction transaction on our marketplace in 2016, which constitutes a substantial majority of the aggregated cohort, or during the portion of 2015 following our offering first going live. All years following the initial year for this cohort are treated as if the 2015 buyers and sellers completed their first transaction in 2016 (i.e. the calendar period constituting a given year is the same for all buyers and sellers comprising the pre-2017 cohort). The Company respectfully advises the Staff that is has clarified the disclosure related to this point on pages 68 and 69 of DRS Amendment No. 2.

Marketplace GMV, page 66

6.

Please amend your disclosure to clarify how you use Marketplace GMV as an indicator of the health and scale of your business. In this regard, we note your disclosure that you generate revenue from auction fees charged to customers, but you define Marketplace GMV as the total dollar value of vehicles transacted through your digital marketplace within the applicable period, excluding any auction and ancillary fees. We also note your disclosure that, while buyer fees are variable based on the price of the vehicle, seller fees include a fixed auction fee and an optional fee for the elective condition report associated with the vehicle.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of DRS Amendment No. 2.

*    *     *

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

U.S. Securities and Exchange Commission

February 10, 2021

Page Four

Please contact me at (617) 937 2357 or Alan Hambelton of Cooley LLP at (206) 452 8756 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire
Nicole Brookshire Cooley LLP

cc:	George Chamoun, ACV Auctions Inc.
William Zerella, ACV Auctions Inc.
Alan Hambelton, Cooley LLP
Shauna Bracher, Cooley LLP
Richard Truesdell, Jr., Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com